Exhibit 99.4

. MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9 00UQAC Security Class COMMON 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold CPUQC01.E.INT/000001/i1234 Voting Instruction Form ("VIF") - Special Meeting to be held on January 19, 2012 NON-REGISTERED (BENEFICIAL) SHAREHOLDERS MINERA ANDES INC. 1234567890 Number Of Shares Intermediary X X X B1234567890 X X X Holder Account Number VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! • Go to the following web site: www.investorvote.com To Vote Using the Internet . • Call the number listed BELOW from a touch tone telephone. 1-866-734-VOTE (8683) Toll Free To Vote Using the Telephone . If you vote by telephone or the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions. 2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly. 3. If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse). 4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate. 5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you. 6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting. 7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof. 8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt. 9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf. 10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities. 11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account. 12. This VIF should be read in conjunction with the accompanying documentation provided by Management. VIFs submitted must be received by 4:45 pm, Toronto Time, on January 17, 2012.

999999999999 MIAQ MR SAM SAMPLE 123 C1234567890 XXX 0 4 0 7 9 7 Fold Fold . X X X X If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. A R 1 Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. Should you wish to receive a legal proxy, refer to Note #8 on reverse. 00UQBD DD / MM / YY . Signature(s) Date Authorized Signature(s) - This section must be completed for your instructions to be executed. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated. Appointee(s) If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse). I/We, being holder(s) of Minera Andes Inc. (the "Corporation") hereby appoint: Mr. Robert R. McEwen, Chairman, President and Chief Executive Officer of the Corporation, or failing him, Mr. Perry Ing, Chief Financial Officer of the Corporation (the “Management Designees”) OR as my/our appointee with full power of substitution and to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Special Meeting of shareholders of Minera Andes Inc. (the "Meeting") to be held at One King West Hotel & Residence, The Austin Gallery, 12th Floor, 1 King Street West, Toronto, Ontario on January 19, 2012 at 4:45 pm (Toronto time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. For 1. To consider a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “A” to the accompanying management information circular (the “Information Circular”), approving a plan of arrangement (the “Arrangement”) under section 193 of the Business Corporations Act (Alberta) (the “ABCA”), involving Minera Andes Inc., US Gold Corporation, McEwen Mining – Minera Andes Acquisition Corp. and the securityholders of Minera Andes Inc. Against